November 10, 2008
VIA EDGAR TRANSMISSION
BY HAND
Perry J. Hindin, Esq.
Christina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street N.E.
Washington, D.C. 20549-3628
Mail Stop 3628

Re:	Grubb & Ellis Company Preliminary Proxy Statement on Schedule 14A, as amended
Filed on October 31 and November 5, 2008
File No. 001-08122
Dear Mr. Hindin and Ms. Chalk:
     On behalf of Grubb & Ellis Company (the “Company”) we are in receipt of the letter of comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 7, 2008 regarding the Staff’s review of the above referenced preliminary proxy statement, as amended (the “Preliminary Proxy”). Filed herewith are copies of a definitive proxy statement (the “Definitive Proxy”), including a blacklined copy that is marked against the Preliminary Proxy to show the changes that the Company has made to the Preliminary Proxy. In addition, set forth below are the Company’s responses to the Staff’s letter of comment of November 7th. For your convenience, we have reproduced the Staff’s comments in full below, and each of the Staff’s comments is followed by the Company’s response. Please note that the page numbers in the responses below refer to the marked version of the Company’s Definitive Proxy.
     This letter, along with clean and marked copies of the Definitive Proxy, are being delivered to the Commission by hand, and are also being filed on EDGAR.
     Specifically, on behalf of the Company please be advised of the following:

Perry J. Hindin, Esq.
Cristina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance Office of Mergers and Acquisitions
November 10, 2008

General

1.	We note that the notice of the meeting states that one of the purposes of the meeting is to “transact such other business as may properly come before the Annual Meeting and any adjournments of the meeting.” Note that in our view, adjournment of a meeting in order to solicit additional proxies would constitute a separate substantive matter for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4 of the Exchange Act. Please note that pursuant to Rule 14a-4(c)(7), a proxy may confer discretionary authority to vote on matters incident to the conduct of the meeting only. If you seek authority to adjourn or postpone the meeting under the circumstances outlined above, please revise the form of proxy to include this is a separate matter to be voted on. In addition, revise the disclosure in the proxy statement to discuss this as a separate matter.

Please be advised that the Company will not seek a proxy for the authority at the Annual Meeting to adjourn or postpone the Annual Meeting in order to solicit additional proxies.

2.	You note that Mr. Anthony Thompson has provided notice that he intends to nominate his own slate of three nominees for the board of directors. In addition, you disclose that Mr. Thompson also intends to introduce several proposals at the Annual Meeting to amend the Company’s by-laws. However, you are not soliciting proxy authority to vote on Mr. Thompson’s proposals. In your proxy statement, explain your decision and its impact. That is, if Mr. Thompson’s proposals are introduced and voted on at the Annual Meeting, it would appear that you would not have proxy authority to vote on those matters. How would this impact the potential for passage of these proposals?

Please be advised that disclosure has been added to the Letter to Stockholders, Notice of Annual Meeting and to pages 2, 3, 50, 52 and 53 of the Definitive Proxy regarding Mr. Thompson’s proposal to amend the Company’s by-laws to require the Company to hold the 2008 Annual Meeting on December 3, 2008 and to prevent the Company from delaying such Annual Meeting to a later date.

Please be advised that disclosure has been added to the Letter to Stockholders, Notice of Annual Meeting and to pages 2, 3, 50, 52 and 53 of the Definitive Proxy regarding Mr. Thompson’s proposal to amend the Company’s by-laws to require stockholder approval for adjournment of a stockholder meeting at which a quorum is present.

Perry J. Hindin, Esq.
Cristina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance Office of Mergers and Acquisitions
November 10, 2008

Finally, please note that the Company is now seeking proxy authority with respect to these two (2) Thompson Proposals.

3.	See our last comment above. Explain why you are not seeking proxy authority to vote on the Thompson Proposals. Is it your position that such Proposals may not be properly introduced and voted on at the Annual Meeting? If so, why not?

As indicated in response to the Staff’s comment No. 2 above, the Company is now seeking proxy authority to vote on two of the Thompson Proposals.

4.	Describe in reasonable detail any contacts between you and Mr. Thompson or his representatives leading up to his decision to solicit proxies in support of his nominees for the board of directors and other matters. In this regard, we note that Mr. Thompson apparently requested to be reappointed to the board of directors and was formerly its chairman.

Please note that disclosure of such contacts has been added to page 52 of the Definitive Proxy under the heading “Other Matters”.
How do I vote?, page 2
5.	We note the disclosure that a shareholder can “cancel” their vote by submitting another “WHITE” proxy card with a later date. Revise to clarify that a later-dated green card submitted to Mr. Thompson would also revoke a prior proxy granted to the Company. Provide similar disclosure under “Revocation of Proxies” on page 49.

Perry J. Hindin, Esq.
Cristina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance Office of Mergers and Acquisitions
November 10, 2008

Please be advised that disclosure on page 4 of the Definitive Proxy has been revised to clarify that a later-dated green card submitted to Mr. Thompson would also revoke the prior proxy granted to the Company. Note that disclosure has also been added under “Revocation of Proxies” on page 53 of the Definitive Proxy.
Other Matters, page 49
6.	See our comments above regarding the need to provide background disclosure about the contacts between the Company and Mr. Thompson in an appropriate section of the proxy statement.

As noted in response to the Staff’s comment No. 4 above, please be advised that this background disclosure has been added to page 52 of the Definitive Proxy under the heading “Other Matters”.

7.	You list three matters for which you state that Mr. Thompson is soliciting proxy authority, in addition to the election of directors. However, the form of proxy card filed with Mr. Thompson’s proxy statement lists a total of five, rather than four, matters. Please revise as necessary to note all of the matters for which he is soliciting. Note that since Mr. Thompson’s proxy statement is currently filed in preliminary form, it may change, including with respect to the maters on which he is soliciting.

Please be advised that the disclosure on page 52 of the Definitive Proxy has been revised to note all of the matters for which Mr. Thompson is soliciting.

8.	In this section you state that you do not believe the election of Mr. Thompson’s nominees to the board of directors or the passage of the Thompson Proposals are in the best interests of shareholders. Please expand to explain the basis for these beliefs.

Please be advised that disclosure has been added to pages 50, 52 and 53 of the Definitive Proxy to indicate the basis upon which the Company believes that Mr. Thompson’s nominees to Board of Directors and the passage of the Thompson Proposals are not in the best interests of the Company’s stockholders.

Perry J. Hindin, Esq.
Cristina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance Office of Mergers and Acquisitions
November 10, 2008

Solicitation of Proxies, page 50
9.	We note that proxies may be solicited by “mail, facsimile, telephone, telegraph, electronic mail, Internet, in person and by advertisements.” Please also tell us whether the company plans to solicit via internet chat rooms, and if so, tell us which websites it plans to utilize. Please confirm that the company will not include a form of proxy card on any internet web site until it has filed a definitive proxy statement.

Please be advised that the Company does not presently anticipate that it will solicit any proxies via internet chat rooms. In addition, please be advised that the Company will not include a form of proxy card on any internet website until it has filed a definitive proxy statement.

10.	Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your and the company’s understanding.

Please be advised that the Company hereby confirms that any scripts to be used in soliciting proxies over the telephone or email correspondence and any information posted on the internet will be filed under cover of Schedule 14A, including but not limited to accordance with Rule 14a-6(b) and Rule 14a-6(c).

Perry J. Hindin, Esq.
Cristina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance Office of Mergers and Acquisitions
November 10, 2008

On behalf of the Company, please also be advised that the Company acknowledges:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions concerning the forgoing, please do not hesitate to contact the undersigned at 212-223-6700.

Very truly yours, /s/ Clifford A. Brandeis

Clifford A. Brandeis

CAB/ma Enclosures
cc:	Gary H. Hunt
Andrea R. Biller, Esq.